UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Ikonics Corporation

(Name of Issuer)

Common Stock, $0. 10 par value

(Title of Class of Securities)

45172K102

(CUSIP Number)

Milton C, Ault III

AULT GLOBAL Holdings, Inc.

Formerly Known as DPW Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45172K102

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,634
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 197,634
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45172K102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”) on January 14, 2021 (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

(a)       This statement is filed on behalf of Ault Global Holdings, Inc., formerly known as DPW Holdings, Inc. (the “Reporting Person” or “AGH”).

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person were purchased with working capital in open market purchases.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 1,976,354 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

(a)	As of the close of business on January 27, 2021, the Reporting Person directly beneficially owned 197,634 Shares.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 197,634
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 197,634
4. Shared power to dispose or direct the disposition: 0

(c)

The Reporting Person has not entered into any transactions in the Shares during the past sixty days other than those disclosed on the original Schedule 13D filed by the Reporting Person on December 10, 2020 and on Amendment No. 1 filed by the reporting Person on January 27, 2021, except for the open market purchases conducted by its wholly owned subsidiary Digital Power Lending, LLC set forth below.

Digital Power Lending, LLC

Since the original Schedule 13D filed by the Reporting Person on January 14, 2021, Digital Power Lending, a wholly owned subsidiary of the Reporting Person, has engaged in the following transactions:

Date	Transaction	Quantity	Weighted Average Price
1-27-21	Purchase	31,452	9.72

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 45172K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    January 28, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault III
Milton C. Ault III Executive Chairman

CUSIP No. 45172K102

SCHEDULE A

Directors and Officers of Ault Global Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry Nisser President, General Counsel and Director	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Sweden
Howard Ash Independent Director	Chairman of Claridge Management	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jodi Brichan Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel
Kenneth Cragun Chief Financial Officer	Chief Financial Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA